U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The American Education Corporation
(Name of Issuer)

Common Stock, $.025 par value
(Title of Class of Securities)

02553P 10 1
(CUSIP NUMBER)

Armand Paliotta
1600 Bank of Oklahoma Plaza
201 Robert S. Kerr
Oklahoma City, Oklahoma  73102
(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

November 25, 1998
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_____].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO. 02553P 10 1

1. Name of Reporting Person

Jeffrey E. Butler, Sr.

2. Check the Appropriate Box if a Member of a Group

(a) [ ] (b) [X]

3. SEC Use Only

4. Source of Funds

PF/00

5. Check Box if Disclosure of Legal Proceedings is Required
Pursuant to items 2(d) or 2(e)	[  ]

6. Citizenship or Place of Organization

United States
-------------

                       7. Sole Voting Power
                          1,423,375 (consisting of 1,011,375
                          shares and options to purchase 412,000
                          shares exercisable within 60 days)
Shares                 8. Shared Voting Power
Beneficially              0
Owned by Each          9. Sole Dispositive Power
With                      1,423,375 (consisting of 1,011,375
                          Shares and options for 412,000 shares
                          exercisable within 60 days)
                      10. Shared Dispositive Power
                          0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,423,375 (consisting of 1,011,375 shares and options for 412,000 shares exercisable within 60 days)

12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares	[X]
Excludes 333,919 shares held by or for the benefit of the reporting person's son. The reporting person disclaims beneficial ownership of these shares.

13. Percent of Class Represented by Amount in Row (11)
    9.3%

14. Type of Reporting Person
    IN

The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that the ownership of Jeffrey E.
Butler in the Common Stock, $0.025 par value (the "Common Stock") of The American Education Corporation, (the "Issuer") has increased from 6.9% to 9.3%.

Item 1.	Security and Issuer.

No change.

Item 2.  Identity and Background.

No change.

Item 3.  Source and Amount of Funds or Other Consideration.

On November 25, 1998, effective as of September 30, 1998,
Mr. Butler converted the outstanding principal balance of a promissory note executed by the Issuer in favor of John D. Garber into 371,471 shares of Common Stock. See item 6 for further details of the transaction.

Item 4.  Purpose of Transaction.

There is no change to Mr. Butler's response to this item.


Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of shares of common stock of the Issuer beneficially owned by Mr. Butler is 1,423,375 or approximately
9.3%. This amount does not include 333,919 shares beneficially owned individually by Mr. Butler's son who also employed by the Issuer. The reporting person disclaims beneficial ownership of the shares beneficially owned by his son.

(b) Mr. Butler has the sole power to vote and to dispose of 1,011,375 shares of the Issuer and the sole power to dispose of the 412,000 options.

(c) Effective as of September 30, 1998, Mr. Butler acquired
371,471
shares of the Common Stock of the Issuer. These shares were acquired as the result of the conversion of a promissory note in the principal amount of $50,000, executed by the Issuer in favor of Mr. Garber. See item 6 for further details of this transaction.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

John D. Garber was the holder of a convertible note issued by The American Education Corporation which was convertible into Common Stock of the Issuer at $.1346 per share. As of September 30, 1998 the principal amount due under such note was $50,000 plus accrued interest of $11,750. Effective September 30, 1998, Mr. Garber sold the principal portion of the amount due to Jeffrey E. Butler in exchange for $50,000 in cash and notes from Mr. Butler. Immediately after that transaction, both Mr. Butler and Mr. Garber converted their respective amounts owed by the Issuer into Common Stock of the Issuer. The $50,000 owed to Mr. Butler converted into 371,471 shares of Common Stock and the $11,750 owed to Mr. Garber converted into 87,296 shares of Common Stock.


Item 7.  Material to be Filed as Exhibits.

Conversion Agreement, dated as of September 30, 1998 between
The American Education Corporation and Jeffrey E. Butler.

CONVERSION AGREEMENT

     This Conversion Agreement ("Agreement") is entered into effective as of the 30th day of September, 1998, by and between Jeffrey E. Butler, Sr., a resident of Oklahoma (the
"Noteholder"), and The American Education Corporation, a Colorado corporation ("AEC").

     WHEREAS, AEC has issued to John D. Garber ("Garber") one or more 12% Convertible Notes pursuant to which Garber (i) loaned money to AEC and (ii) received the right to surrender such 12% Convertible Notes for cancellation (and release all indebtedness of AEC to Garber under such 12% Convertible Notes) in exchange for shares of AEC's common stock (the "Common Stock"), par value $.025 per share;

     WHEREAS, as of September 30, 1998, the aggregate amount of unpaid principal and accrued and unpaid interest owed by AEC under such 12% Convertible Notes was $50,000 and $11,750, respectively;

     WHEREAS, Garber has transferred and assigned to the Noteholder all of Garber's rights under such 12% Convertible
Notes with respect to the $50,000 of principal owed;

     WHEREAS, the Noteholder desires to convert all the principal amount owed under such 12% Convertible Notes into shares of the Common Stock; and

     WHEREAS, AEC and the Noteholder desire to enter into this Agreement to set forth the terms and conditions of such conversion:

     NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

     1. Conversion of Notes to Common Stock. The Noteholder hereby surrenders to AEC all of the Noteholder's rights with respect to the 12% Convertible Notes partially assigned to the Noteholder by Garber (collectively, the "Notes"), including all amounts owed with respect thereto, which represents all of the indebtedness of AEC to the Noteholder. The Notes are surrendered to AEC for cancellation in exchange for 371,471 shares of the Common Stock. The parties agree that, as set forth in of the Notes, fractional shares shall not be issued, and AEC shall round up the number of shares of Common Stock to be issued. The shares of Common Stock to be issued to the Noteholder shall be issued in the name of Jeffrey E. Butler, Sr.

     2.  Representations and Warranties of the Noteholder.  The
Noteholder hereby represents and warrants to AEC each of the following:

         2.1 Purchase of the Notes. The Noteholder acquired his rights in the Notes for his own account and for the purpose of investment only and not with a view to the resale or distribution of all or any part of his rights in the Notes.

         2.2 Ownership. The Noteholder is the legal and beneficial owner of his rights in the Notes, free and clear of all liens, pledges, claims, contract restrictions, buy and sell agreements and encumbrances of any kind. The Noteholder has all the requisite right, power and authority to enter into this Agreement and consummate the transactions described herein. The Noteholder has not assigned any of his rights under the Notes.

     2.3  Entire Indebtedness.  The Noteholder's rights in the
Notes being surrendered to AEC in exchange for Common Stock comprise all of the indebtedness of AEC to the Noteholder.

     2.4 Disclosures. The Noteholder has had an opportunity to ask questions to his full satisfaction regarding the business and financial condition of AEC and the value of the Common Stock.
The Noteholder agrees and understands that AEC makes no representation or warranty regarding the financial or business condition of AEC or the value of the Common Stock. The Noteholder waives any right he may otherwise have to object to any term or condition of this Agreement based upon any alleged omission to disclose any material fact with respect to AEC or the value of the Common Stock.

     2.5 Suitability. The Noteholder has sufficient knowledge and experience in business and financial matters (either alone or with the Noteholder's personal investment advisors) to be capable of utilizing the information made available to the Noteholder in evaluating the Noteholder's decision to convert his debt into Common Stock on the terms set forth in this Agreement. The Noteholder has not relied on the advice of AEC or anyone acting on AEC's behalf in connection with the Common Stock to be issued to the Noteholder. The Noteholder understands the risks of an investment in the Common Stock, and the Noteholder is capable of bearing all economic risks involved in this investment, with full knowledge that it could result in a complete loss of the Noteholder's investment. The Noteholder acknowledges that such investment is highly speculative. The Noteholder further understands and acknowledges that there may be no market for the Common Stock.

2.6 Advice. Noteholder has not sought advice from AEC and AEC has not advised the Noteholder as to the income tax consequences resulting from the conversion.

     2.7 Investment Intent. The Noteholder is acquiring the Common Stock for the Noteholder's own account, as a principal, for investment purposes only and not with a view to the resale or distribution of all or any part of such Common Stock, and the Noteholder has no present intention, agreement or arrangement to divide the Noteholder's participation with others or to resell, assign, transfer or otherwise dispose of any part of the Common Stock.

     3. Release and Indemnification. The Noteholder hereby releases AEC from all obligations and liabilities of AEC to the Noteholder under the Notes; it being the intention of the parties hereto that the Notes be cancelled in their entirety. The Noteholder agrees that he will indemnify and hold harmless AEC and its successors and assigns (the "Indemnified Parties") from and against all claims, liabilities, damages, actions, suits, proceedings, demands, assessments, adjustments, costs and expenses, including reasonable attorneys' fees and expenses of investigation, incurred by any Indemnified Party as a result of any breach of any representation, warranty, covenant or agreement made by the Noteholder in this Agreement.

     4. Limitation on Transfer of the Common Stock. The Noteholder understands that, although certain shares of the Common Stock are registered, the Common Stock to be issued to the Noteholder is restricted and has not been registered under any state or federal securities laws and the Noteholder has no right to require such registration, except as may otherwise be required in the Notes.

     Any certificate which evidences the Common Stock will contain a legend in substantially the following form:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE
BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN
REGISTERED UNDER THE SECURITIES ACT OF 1933, AS
AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY
STATE.  THE SECURITIES MAY NOT BE SOLD OR OTHERWISE
TRANSFERRED UNLESS THE SALE OF THE SECURITIES IS
REGISTERED UNDER THE ACT AND ALL APPLICABLE STATE
SECURITIES LAWS, OR UNLESS SUCH SALE IS EXEMPT FROM
THE REGISTRATION REQUIREMENTS OF THE ACT AND ALL
APPLICABLE STATE SECURITIES LAWS AND THE COMPANY
IS PROVIDED WITH AN OPINION OF COUNSEL AND OTHER
EVIDENCE AS MAY BE SATISFACTORY TO THE COMPANY TO THE
EFFECT THAT SUCH TRANSFER WILL NOT BE IN VIOLATION OF
THE ACT AND APPLICABLE STATE SECURITIES LAWS."

     5. Survival of Representations and Warranties. All representations and warranties made by the parties in this Agreement shall survive the execution of this Agreement.

     6. General. The parties shall pay their own expenses incident to the negotiation, preparation, execution and performance of the terms of this Agreement. Each party agrees to execute and deliver such other agreements, assurances, instruments and documents at any time as may be reasonably requested by the other party and which are necessary or desirable to consummate the transaction contemplated by this Agreement.
The terms of this Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the successors and assigns of the parties hereto. This Agreement shall be governed by and construed in accordance with the laws of the State of Oklahoma, except as to the manner in which the Noteholder elects to take title to the Common Stock. This Agreement constitutes the entire agreement among the parties, and there are no agreements, understandings, restrictions, warranties or representations among the parties other than those set forth, referenced, or contemplated herein. This Agreement may be amended only by an instrument in writing signed by all parties hereto. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall be deemed one instrument, but it shall not be effective until all parties have executed at least one counterpart. Whenever a word is used herein in the singular, the same shall include the plural, where appropriate, and the words of one gender shall include the other gender, where appropriate. Captions in this Agreement are for the convenience of reference only and shall not limit or otherwise affect the interpretation or effect of any term or provision hereof.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


"Noteholder"

/s/Jeffrey E. Butler, Sr.


"AEC"
THE AMERICAN EDUCATION CORPORATION,
a Colorado corporation


By:  /s/Jeffrey E. Butler, Sr., President

AGREED TO:

/s/John D. Garber


Agreement, dated as of September 30, 1998 among Jeffrey E.
Butler, John D. Garber and the American Education Corporation.

AGREEMENT


     This Agreement is entered into effective as of the 30th day of September, 1998, by and between Jeffrey E. Butler, Sr., residing in Oklahoma City, Oklahoma ("Butler"), and John D.
Garber, residing in Palm Desert, California ("Garber").

RECITALS

     WHEREAS, Garber is the payee under (i) that certain 12% Convertible Note of The American Education Corporation, a Colorado corporation ("AEC"), dated January 2, 1992, in the principal amount of $15,000; (ii) that certain 12% Convertible Note of AEC, dated January 11, 1991, in the principal amount of $50,000; and (iii) that certain 12% Convertible Note of AEC, dated April 15, 1991, in the principal amount of $125,000 (collectively, the "Convertible Notes");

     WHEREAS, the Convertible Notes permit Garber, subject to the terms and conditions of the Convertible Notes, to convert any or all of the unpaid principal and interest due under the Convertible Notes into shares of the common stock of AEC;

     WHEREAS, as of September 30, 1998, the total unpaid principal amount due under the Convertible notes was $50,000 and the accrued and unpaid interest due under the Convertible Notes was $11,750;

     WHEREAS, in addition to the Convertible Notes, Garber is owed, as of September 30, 1998, approximately $90,010 (the "Other
Indebtedness") by AEC; and

     WHEREAS, Garber desires to sell, assign and transfer to Butler, and Butler desires to purchase from Garber, certain of Garber's rights under the Convertible Notes.

AGREEMENTS


     NOW, THERFORE, in consideration of the mutual covenants herein contained, the parties agree as follows:

     1. In exchange for the delivery by Butler to Garber of (i) a check for $25,000 and (ii) Butler's Promissory Note payable to the order of Garber in the principal amount of $25,000, bearing interest at 6% per annum and payable in eight equal, consecutive quarterly installments beginning March 31, 1999, Garber hereby sells, assigns and transfers unto Butler, and Butler hereby accepts from Garber (i) AEC's obligation to repay Garber the aggregate $50,000 principal amount due under the Convertible Notes and (ii) Garber's right to convert such $50,000 of principal amount into common stock of AEC. Garber expressly retains the right to collect from AEC the accrued and unpaid interest due under the Convertible Notes, as well as the right to convert such accrued and unpaid interest into common stock of AEC.

      2. Garber hereby represents to Butler that (i) Garber is the legal and beneficial owner of the Convertible Notes, free and clear of all liens, pledges, claims, contract restrictions, buy and sell agreements and encumbrances of any kind; (ii) Garber has all the requisite right, power and authority to enter into this Agreement and consummate the transactions described herein; (iii) Garber has not assigned any of his rights under the Convertible Notes; (iv) the debts evidenced by the Convertible Notes arose out of loans made by Garber to AEC and Garber has done and will do nothing to discharge such debts or hinder their collection; and (v) the full principal amount of $50,000 is still due from AEC to Garber without offset or defense.

      3. Garber represents and warrants for the benefit of AEC that the Other Indebtedness represents all of the indebtedness now owed by AEC to Garber, to AmEd Financing Company, or to any of Garber's affiliates, excluding $11,750 as of September 30, 1998, of accrued and unpaid interest due under the Convertible Notes.

     4. Butler hereby represents to Garber that Butler is acquiring the Convertible Notes for Butler's own account, as a principal, for investment purposes only and not with a view to the resale or distribution of all or any part of such Convertible Notes, and Butler has no present intention, agreement or arrangement to divide his participation with others or to resell, assign, transfer or otherwise dispose of any part of the Convertible Notes.

     5. Each party hereby agrees that he will indemnify and hold harmless the other from and against all claims, liabilities, damages, actions, suits, proceedings, demands, assessments, adjustments, costs and expenses, including reasonable attorneys' fees and expenses of investigations, incurred by the other party as a result of any breach by the other party of any representation, warranty, covenant or agreement made in this Agreement. All representations and warranties made by the parties in this Agreement shall survive the execution of this Agreement.

     6. The parties shall pay their own expenses incident to the negotiation, preparation, execution and performance of the terms of this Agreement. Each party agrees to execute and deliver such other agreements, assurances, instruments and documents at any time as may be reasonably requested by the other party and which are necessary or desirable to consummate the transaction contemplated by this Agreement. The terms of this Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the successors and assigns of the parties hereto. This Agreement shall be governed by and construed in accordance with the laws of the State of Oklahoma. This Agreement constitutes the entire agreement between the parties, and there are no agreements, understandings, restrictions, warranties or representation between the parties other than those set forth, referenced, or contemplated herein. This Agreement may be amended only by an instrument in writing signed by all parties hereto. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall be deemed one instrument, but it shall not be effective until all parties have executed at least one counterpart. Whenever a work is used herein in the singular, the same shall include the plural, where appropriate, and the words of one gender shall include the other gender, where appropriate.

     IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as the date first above written.

/s/Jeffrey E. Butler, Sr.


/s/John D. Garber


Agreed to:

THE AMERICAN EDUCATION CORPORATION

By: /s/Jeffrey E. Butler, Sr.
    Chief Executive Officer



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  December 4, 1998


/s/Jeffery E. Butler